Exhibit 99.3

CannTrust to Report First Quarter 2019 Results

VAUGHAN, ON, May 6, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) will release its financial results for the first quarter ending March 31, 2019 on Tuesday, May 14, 2019 at 6:00AM ET. The Company will hold a conference call the same day at 8:00AM ET to discuss the financial results and provide investors with key business highlights. The call will be hosted by Peter Aceto, Chief Executive Officer, and Greg Guyatt, Chief Financial Officer.

CONFERENCE CALL DETAILS

Date: May 14, 2019 │ Time: 8:00AM ET

Participant dial-in: (+1) 416 764 8609 or (+1) 888 390 0605

Conference ID: 66334428

Listen to the webcast:

https://event.on24.com/wcc/r/2000665/A2179711A15BC0CA4FE5E518B95A81FC

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 69,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:
Sybil Eastman	Marc Charbin
Tel: 1-888-677-1477	416-467-5229
media@canntrust.ca	investor@canntrust.ca